From the Desk of

Larry Pino, Esquire

September 5, 2019

Via Edgar and E-mail

Ms. Jennifer Gowetski

Senior Counsel

Office of Real Estate & Commodities

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, DC

20549

Mail Stop 3233

Re:	Tuscan Gardens Senior Living Communities, Inc.

Amendment No. 7 to

Draft Offering Statement on Form 1-A

Submitted July 24, 2019

CIK No. 0001746666

Dear Ms. Gowetski,

This letter is submitted on behalf of our client Tuscan Gardens Senior Living Communities, Inc. (the “Company”), regarding the Company’s public submission of Amendment No. 7 to its offering statement on Form 1-A, filed July 24, 2019 (“Offering Statement”).

The following are the Company’s clarifications to the Offering Statement based on recent conversations with the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), referencing where appropriate, the revisions made in Amendment No. 8 to the Form 1-A (“Amendment No. 8”) which was publicly filed on or about the date of this letter. References in this letter to “we,” “our” or “us” mean the Company as the context may require.

FINRA No Objection Letter

As outlined in our July 24, 2019 letter to the Commission, the Company has entered into an arm’s length Managing Broker Dealer Agreement (“MBD Agreement”) with Sutter Securities Clearing, LLC (“MBD”). As a result of the MBD’s submission of Amendment No. 7 to the Financial Industry Regulatory Authority, Inc. (“FINRA”) on or about July 24, 2019 for purposes of obtaining a “No Objection” letter to be provided to the Commission as requested, we have modified broker-dealer concessions to conform with FINRA’s reasonableness review as follows:

1)	For Gross Offering Proceeds (“Total Sales”) up to $20,000,000:
a.	Selling Commissions have been reduced from 7.5% to 7.25%;
b.	Marketing Support Fee has been reduced from 1.0% to 0.75%.

2)	For Gross Offering Proceeds (“Total Sales”) in excess of $20,000,000:
a.	Selling Commissions have been reduced from 7.25% to 7.0%;
b.	Marketing Support Fee has been reduced from 1.0% to 0.75%.

Consequently, Amendment No. 8 reflects these changes to all Placement Fee disclosure references and provides for updated calculations of Gross and Net Proceeds arising therefrom.

Modifications to the Offering Statement Disclosures based on discussions with the Staff

The following modifications have been included in Amendment No. 8 for the purpose of updating and revising certain other information based on the Commission’s review of Amendment No. 7 and subsequent discussions with the Staff:

1)	Quantification of potential 8.0% Preferred Dividends has been removed from the cover page and summary of The Offering on page 17 as discussed with the Staff.

Trusting the foregoing are satisfactory, we look forward to confirmation that the Commission has no further comment and that we have addressed all open matters to the Commission’s satisfaction.

If you should require any additional information or clarification, please do not hesitate to contact me at (407) 206-6511.

Sincerely,

/s/Larry Pino, Esq., for the firm

PINO NICHOLSON PLLC